Simplex Trading, LLC

Statement of Financial Condition
December 31, 2017

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the
Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68556

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SIMPLEX TRADING, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 SOUTH LASALLE STREET, SUITE 4-100
(No. and Street)

CHICAGO (City) IL (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MOHAMMAD MANNAN 312-360-2466
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

1 S WACKER DR, STE 800 (Address) CHICAGO (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MOHAMMAD MANNAN _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
SIMPLEX TRADING, LLC _____ , as

of DECEMBER 31 _____ , 20 17 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

FINOP
_____
Title


Notary Public



OFFICIAL SEAL
ANGELA D LUCAS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/03/21

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Contents



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member and Manager of Simplex Trading, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Simplex Trading, LLC (the Company) as of December 31, 2017, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2014.

Chicago, Illinois
February 27, 2018

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Simplex Trading, LLC

Statement of Financial Condition
December 31, 2017

Assets

Cash and cash equivalents	$	141,560
Financial instruments owned, at fair value, pledged		1,444,127,567
Derivative financial instruments, at fair value, pledged		1,140,617,958
Due from broker-dealer		1,501,940
Exchange membership, at cost (fair value $238,000)		232,300
Other assets		983,527
Total assets	$	2,587,604,852

Liabilities and Members' Equity

Liabilities:		
Due to broker-dealer	$	326,389,836
Financial instruments sold, not yet purchased, at fair value		970,276,219
Derivative financial instruments, at fair value		1,137,820,134
Payable to affiliates		16,736,334
Accounts payable and accrued expenses		4,838,069
Total liabilities		2,456,060,592
Members' equity		131,544,260
Total liabilities and members' equity	$	2,587,604,852

See Notes to Statement of Financial Condition.

Simplex Trading, LLC

Notes to Statement of Financial Condition

Note 1.   Nature of Business and Significant Accounting Policies

Nature of business: Simplex Trading, LLC (the Company), was organized on March 8, 2010 under the Limited Liability Company Act of Illinois. The primary business of the Company is specializing in electronic, proprietary trading of U.S. exchange-traded securities as a market maker or as a specialist. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934. The Company is a registered market maker on various options exchanges.

The Company's Class A interests are wholly-owned by Mishkin, Anderson & Gray Securities, LLC (MAGS).

In 2017, the Company added two Class B Members, Grace Hall Trading, LLC and TAWA Trading, LLC (see Note 6).

Although the Company is not exempt from Rule 15c3-3, it does not transact business in securities with, or for, customers other than members of a national securities exchange and does not carry margin account, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under this section.

A summary of the Company's significant accounting policies follows:

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments owned and financial instruments sold, not yet purchased: Financial instruments owned and financial instruments sold, not yet purchased include equities, are recorded on trade-date basis and are valued at fair value, with the resulting realized gains and losses and the change in unrealized gains and losses reported in trading gains, net in the statement of operations.

The Company recognizes contractual interest on securities on an accrual basis, and dividend income and expense is recognized on the ex-dividend date. Commission and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Financial instruments sold, not yet purchased represent obligations to deliver a specified quantity of securities. The Company is obligated to purchase securities at a future date at the prevailing prices that may differ from the fair values reflected in the statement of financial condition.

Derivative financial instruments: Derivative financial instruments include equity options and options on futures contracts. These are recorded on trade-date basis and are valued at fair value. Futures transactions are recorded in due to/from broker-dealer in the statement of financial condition, netted by broker-dealer.

Cash equivalents: Based on the agreement with our bank, JP Morgan Chase, at the end of each business day, the Company's cash balance that is available in its checking account is swept to an overnight money market fund.   It is converted back into cash at the beginning of each business day.

Simplex Trading, LLC

Notes to Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Due to/from broker-dealer: Due to/from broker-dealer includes trades pending settlement, option premium, stock premium, cash, interest, dividends, exchange fees, commissions, membership dues, clearing fees and futures open trade equity. The Company may obtain short-term financing from the clearing broker from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

Membership in exchange owned: The Company's exchange membership provides the Company with the right to conduct business on an exchange and is recorded at cost, or if any non-temporary impairment in value has occurred, at a value that reflects management's estimates of the impairment. Management believes no such impairment in value occurred in 2017.

Income taxes: The Company is organized as a limited liability company and does not pay federal or state taxes. The Company's members are taxed on their respective share of the taxable income. Accordingly, no provision or benefit for federal or state income taxes has been made in the Company's financial statements.

The FASB provides guidance for how uncertain income tax positions should be recognized, measured, disclosed and presented in the financial statements. The guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

Through December 31, 2017, management has determined that there are no material uncertain income tax positions.

The Company is generally not subject to examination by U.S. federal or state taxing authorities for tax years before 2014.

Recent accounting pronouncement: In February 2016, the FASB issued Accounting Standard Update (ASU) No. 2016-02, *Leases*. The core principle of the guidance is that an entity should report transparent and economically neutral information about the assets and liabilities that arise from leases. The new guidance is effective for fiscal years beginning after December 2018. The Company is evaluating the effect of adopting this new accounting guidance but does not expect adoption will have a material impact on its results of operations, cash flows or financial position.

Note 2. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the market participants at the measurement date. Financial assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or a liability.

The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Notes to Statement of Financial Condition

Note 2. Fair Value of Financial Instruments (Continued)

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is generally determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors, including, for example, the type of instrument, whether the instrument is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the financial instrument. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Financial instruments owned and financial instruments sold, not yet purchased that are actively trading and traded on a national securities exchange, or reported on the NASDAQ national market, are valued using the last reported sales price on the day of valuation. These financial instruments are classified as Level 1 in the fair value hierarchy.

Derivative financial instruments, at fair value that are actively trading and traded on national securities exchanges, are valued using the last reported sales priced on the day of the valuation. These derivative financial instruments are classified as Level 1 in the fair value hierarchy.

The Company assesses the level of the financial instruments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no transfers among levels during the year.

Simplex Trading, LLC

Notes to Statement of Financial Condition

Note 2. Fair Value of Financial Instruments (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

| | | | Fair Value Measurements Using | | |
Description	Total		Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets					
Financial instruments owned:					
Equities	$ 1,144,127,567	$	1,144,127,567	$ -	$ -
Derivatrive financial instruments:					
Equity options	1,121,909,245		1,121,909,245	-	-
Future options	18,708,713		18,708,713	-	-
Due to/from broker-dealer:					
Futures open trade equity	80,011		80,011	-	-
	$ 2,284,825,536	$	2,284,825,536	$ -	$ -
Liabilities					
Financial instruments sold, not yet purchased:					
Equities	$ 970,276,219	$	970,276,219	$ -	$ -
Derivatrive financial instruments:					
Equity options	1,128,110,999		1,128,110,999	-	-
Future options	9,709,135		9,709,135	-	-
	$ 2,108,096,353	$	2,108,096,353	$ -	$ -

The Company's derivative activities consist of the trading of exchange-traded equity options, future contracts and future options. The Company employs arbitrage strategies between exchange-traded securities, options and future contracts.

Substantially all of the Company's other assets and liabilities, except for exchange membership, are considered financial instruments and are either already at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Simplex Trading, LLC

Notes to Statement of Financial Condition

Note 3.   Due to/from Broker-Dealers

Due to/from broker-dealers, net at December 31, 2017, consists of the following:

	Asset	Liability
Due to/from broker-dealer consists of option/stock premium, cash, interest, dividends, exchange fees, commissions, membership dues and clearing fees	$ 1,501,940	$ 243,700,213
Futures open trade equity	-	80,011
Unsettled securities transactions	-	(570,170,060)
	$ 1,501,940	$ (326,389,836)

The Company has a credit facility with its clearing firm, ABN AMRO Clearing Chicago, LLC. The purpose of the credit facility is to finance transactions of the Company. As of December 31, 2017, the Company has a maximum trading credit line of $2,000,000,000 and a maximum cash limit of $1,000,000,000. At December 31, 2017, the Company has an outstanding trading credit balance of $1,282,467,524.

Per the agreement, the Company must keep a minimum net liquidating balance of $50,000,000 as defined, with the clearing firm. The securities held at the clearing firms that are pledged to secure the credit line total $2,284,825,537 in market value at December 31, 2017.

Note 4.   Derivative Financial Instruments

Derivative financial instruments are based upon an underlying asset, index, or reference rate or a combination of these factors. The Company uses derivative financial instruments as part of its trading activities. These financial instruments, which generally include exchange-traded equity options, options on futures and futures expose the Company to varying degrees of market and credit risk that may be in excess of the amounts recorded in the statement of financial condition.

The Company's trading activities involve the use of risk management strategies to reduce directional and non-directional risks based on models, and there is no guarantee that the hedging strategies will achieve their desired effect.

These derivative contracts are recorded on the statement of financial condition as assets and liabilities measured at fair value. The Company does not consider any derivative instruments to be hedging instruments, as those terms are generally understood under GAAP.

Simplex Trading, LLC

Notes to Statement of Financial Condition

Note 4. Derivative Financial Instruments (Continued)

As of December 31, 2017, the Company's derivative activities had the following impact on the statement of financial condition:

Type	Underlying Risk	Statement of Financial Condition Location	Assets at Fair Value	Liabilities at Fair Value	Net
Options on equities	Equities Price Risk	Derivative financial instruments, at fair value	$ 1,121,909,245	$ -	$ 1,121,909,245
		Derivative financial instruments, at fair value	-	(1,128,110,999)	(1,128,110,999)
					$ (6,201,754)
Options on futures	Equities Price Risk	Derivative financial instruments, at fair value	$ 18,708,713	$ -	$ 18,708,713
		Derivative financial instruments, at fair value	-	(9,709,135)	(9,709,135)
					$ 8,999,578
Futures Contracts	Equities Price Risk	Due to/from broker-dealer	$ 115,675	$ -	$ 115,675
		Due to/from broker-dealer	-	(291,150)	(291,150)
					$ (175,475)
Futures Contracts	Commodity Price Risk	Due to/from broker-dealer	$ 298,906	$ -	$ 298,906
		Due to/from broker-dealer	-	(43,420)	(43,420)
					$ 255,486

For the year ended December 31, 2017, the Company has elected the alternative disclosure for gains and losses on derivative instruments included in its trading activities. This alternative disclosure permits the Company to disclose on a combined basis the gains and losses related to all derivative and non-derivative (or cash) instruments classified as trading instruments disaggregated by the type of underlying risk. The Company traded approximately 155,000,000 option contracts, 4,000,000,000 shares, 403,000 future options and 183,000 future contracts in 2017.

Simplex Trading, LLC

Notes to Statement of Financial Condition

Note 5.   Offsetting

The Company nets futures open trade equity. The netted amount is included in the due to broker-dealer of the liability section of the statement of financial condition.   The following discloses the effect of offsetting of open trade equity on the statement of financial condition:

	Gross Amounts Recognized	Gross Amounts Offset in the statement of financial condition	Net Amounts of Assets/Liabilities Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Consolidated Statement of Financial Condition	
				Financial Instrument	Net Amount
Asset:					
Futures open trade equity	$ 414,581	(334,570)	$ 80,011	$ -	$ 80,011
Liability:					
Futures open trade equity	$ (334,570)	334,570	$ -	$ -	$ -

Note 6.   Members' Equity

The Company's Operating Agreement provides for three classes of members: Class A, Class B and Class C, as defined. The Company's Class A Membership Units are wholly-owned by MAGS. The owner of the Class A Membership Units controls all voting rights and is responsible for appointing members to the management committee. Class B and Class C members have no voting interests in the Company. As of December 31, 2017, there are no Class C membership interests in the Company.

In 2017, the Company admitted two Class B Members, Grace Hall Trading, LLC and TAWA Trading, LLC.

Under the terms of the amended operating agreement, management and control of the Company, including overall authority on all trading activities of the Company, is vested exclusively in the Manager. The Manager is comprised of a three-person management committee that is appointed by the Class A member.

Class B and C members are admitted at the sole discretion of the Manager, have no voting rights and do not participate in the management of the Company. The Manager may restrict, halt or terminate the trading activities of a Class B or C member at any time for any reason.

Note 7.   Related-Party Transactions

The Company operates under an expense-sharing agreement with Simplex Investments, LLC. Under this agreement, Simplex Investments, LLC, a servicing company and an affiliate of the Company by common ownership, provides the Company with employees (leased employees), supplies, equipment and use of space. The Company has a payable of $16,061,286 at December 31, 2017, which is classified as payable to affiliates on the statement of financial condition. The Company settles balances with Simplex Investments, LLC on a monthly basis.

Note 7. Related-Party Transactions (Continued)

The Company operates under a software license agreement with Simplex Technologies, LLC, a technology servicing company and an affiliate of the Company by common ownership. Based on the terms of the software license agreement, Simplex Technologies, LLC provides the Company its software, related materials, related documentation and services related to supporting, maintaining and improving the software. The Company has a payable of $675,048 at December 31, 2017, which is classified as payable to affiliates on the statement of financial condition. The Company settles balances with Simplex Technologies, LLC on a monthly basis.

Note 8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of "minimum net capital" under the "alternative method". Under this rule, the Company is required to maintain minimum net capital equal to the greater of $250,000 or 2% of combined aggregate debit items. The rules also provide that equity capital may not be withdrawn or cash distributions paid if the resulting minimum net capital requirement at 120% falls below $300,000. At December 31, 2017, the Company had net capital of $64,294,980, which was $64,044,980 in excess of its required capital of $250,000.

Note 9. Off-Balance-Sheet Risk and Concentration of Credit Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. The Company limits credit risk by executing options transactions through regulated exchanges that are subject to the exchanges' counterparty approval procedures and margin requirements.

The Company conducts business with broker-dealers for its trading activities. The clearing and depository operations of the Company's trading activities are performed by this broker pursuant to agreements. The Company monitors the credit standing of this broker on an ongoing basis. In the event the broker is unable to fulfill its obligations, the Company would be subject to credit risk.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash accounts at financial institutions located in the United States. At times, the Company may have cash that exceeds the balance insured by the Federal Deposit Insurance Corporation. The Company monitors such credit risks and has not experienced any losses related to such risks.

Note 10.   Guarantees and Indemnifications

In the normal course of the business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown and the risk of loss is remote, as it would require future claims that may be made against the Company that have not occurred. Such contracts include written option contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the options.

The Company is required to disclose information about its obligations under certain guarantee arrangements. Guarantees are defined as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event related to an asset, liability or equity security of a guaranteed party.

Guarantees are also defined as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees. Such contracts include written option contracts. Written options obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. The Company does not track the counterparties' purpose for entering into a derivative contract.

As of December 31, 2017, the maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written option positions may be liquidated or expire without being exercised by the holder. In addition, maximum payout amounts are frequently decreased by offsetting positions taken by the Company as part of its trading activities. The fair values of all written option contracts, as of December 31, 2017, are included as liabilities in financial instruments sold, not yet purchased on the statement of financial condition.

Note 11.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued. The Company made a profit distribution of $7,450,000 and $20,100,000 to its Class A Member, MAGS, on January 12, 2018 and January 25, 2018, respectively. The Company made a profit distribution in the amount of $383,714 to its Class B Member, Grace Hall Trading, LLC on January 2, 2018.